SEC File Number

001-36892

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	December 31, 2015

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Jernigan Capital, Inc.
Full Name of Registrant

Former Name if Applicable

6410 Poplar Avenue, Suite 650
Address of Principal Executive Office (Street and Number)

Memphis, Tennessee 38119
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Jernigan Capital, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2015 (the “Form 10-K”) by the prescribed due date. The Company announced on March 7, 2016 that it had entered into a joint venture agreement with an affiliate of Heitman Investment Management, LLC and that the joint venture agreement contemplated a potential $75 million co-investment by an institutional investor that was expected to be completed by the end of March 2016. At the time of signing of the joint venture agreement, Heitman had represented to the Company that the institutional co-investor had verbally committed to the co-investment and such co-investment would be formalized in a co-investment agreement to be executed by the co-investor and the Heitman affiliate. The Company continuously communicated with Heitman about the status of the co-investment and had a reasonable belief that the co-investment agreement would be executed before the due date of the Form 10-K. On the due date of the Form 10-K, Heitman informed the Company that the co-investment would not be completed on that date, but that the co-investment was highly likely to occur within a short time thereafter. In addition, the Company has been negotiating a proposed credit facility that remains subject to lender due diligence and completion of definitive documentation.

As a result, since January 2016, the Company’s resources, including its legal and accounting staffs, have been substantially committed to the due diligence process required by, and negotiation and implementation of, the Heitman Joint Venture, the proposed credit facility and related efforts, which have had a direct impact on the Company’s ability to timely file its Form 10-K.

The Company intends to file its Form 10-K with the Securities and Exchange Commission as promptly as practicable and is presently unaware of any circumstances that would prevent it from filing its Form 10-K on or before the fifteenth calendar day following the prescribed due date in compliance with Rule 12b-25.

As of December 31, 2015, the Company had unrestricted cash of approximately $43.9 million and unfunded loan commitments related to its investment portfolio of approximately $115.1 million, a difference of $71.2 million. Pursuant to the Heitman JV Agreement, the Company is obligated to contribute three of its existing development property investments (having an aggregate unfunded commitment of $34.5 million at December 31, 2015) to the Heitman Joint Venture, which contribution was completed on March 31, 2016. The Company intends to fund the remaining $36.7 million of unfunded loan commitments with borrowings under the proposed credit facility; however, such proposed credit facility is currently subject to lender due diligence and further negotiation and completion of definitive documentation. After contribution of the foregoing loans to the Heitman Joint Venture, the Company has 11 remaining development property investments with aggregate unfunded loan commitments of $52.7 million at December 31, 2015. If the proposed credit facility does not close, or closes under substantially different terms than contemplated, by July 2016, liquidity constraints will likely require that the Company sell or contribute to the Heitman Joint Venture some or all of these additional existing development property investments, subject to Heitman’s acceptance of such investments, which acceptance management believes would be obtained based on the remaining capital of the Heitman Joint Venture (approximately $80.3 million after contribution of the three development property investments, assuming the co-investment is obtained), quality (with respect to similarity of terms and economics) of the remaining development property investments and their conformity to the standards adopted by Heitman in approving contribution of the initial three development property investments to the Heitman Joint Venture. In addition, or alternatively should the Heitman Joint Venture not accept such investments by July 2016, the Company will likely be required to sell some or all of its operating property and construction loans to provide the capital needed to sustain its operations and continue to meet its remaining unfunded loan commitments. The Company believes, based on the nature of operating property and construction loans and current market conditions in the self-storage real estate sector, that it could successfully sell these loans, which are not the Company’s primary investment focus and would not significantly impact its operations. However, sales of operating property and construction loans would occur in a private (secondary) market and, accordingly, there is no certainty to the required marketing period for such loans.

Because of the foregoing uncertainties, management is unable to determine at this time whether the Company’s liquidity constraints will be resolved by the time the Company files its Form 10-K with the Securities and Exchange Commission and, if not resolved in the manner outlined, whether management’s plans regarding liquidity will alleviate substantial doubt relative to the Company’s ability to continue as a going concern.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “expects” and “intends” and similar terms and phrases are used in this notification to identify forward-looking statements, including statements regarding the estimated timing for the filing of the Company’s Form 10-K. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, the time needed for the Company to finalize and file its Form 10-K. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John A. Good	(901)	567-9510
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

Not applicable. The Company commenced operations in 2015.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Jernigan Capital, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2016	By	/s/ John A. Good
Name: John A. Good
Title: President and Chief Operating Officer